                                  SCHEDULE 13D

             Information to be Included in Statements Filed Pursuant
                 to Rule 13d - 1(a) and Amendments Thereto Filed
                           Pursuant to Rule 13d - 2(a)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                                 Hybridon, Inc.
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    44860M801
                                    ---------
                                 (CUSIP Number)

                               Robert G. Andersen
                               c/o Hybridon, Inc.
                                345 Vassar Street
                               Cambridge, MA 02139
                                 (617) 679-5500
                                 --------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this form because of Section 13d-1(e) (f) or (g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 44860M801                    13D                     Page 2 of 5 Pages


--------------------------------------------------------------------------------
     1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                                 Sudhir Agrawal
--------------------------------------------------------------------------------
     2    Check the Appropriate Box if a Member of a Group               (a) [ ]
          (See Instructions)                                             (b) [ ]

--------------------------------------------------------------------------------
     3    SEC Use Only

--------------------------------------------------------------------------------
     4    Source of Funds (See Instructions)

                                       PF
--------------------------------------------------------------------------------
     5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
     6    Citizenship or Place of Organization

                                     U.S.A.
--------------------------------------------------------------------------------

      Number of          7     Sole Voting Power
       Shares
    Beneficially                                            5,248,660*
      Owned by           -------------------------------------------------------
        Each             8     Shared Voting Power
      Reporting
     Person With                                                 0
                         -------------------------------------------------------
                         9     Sole Dispositive Power

                                                            5,248,660*
                         -------------------------------------------------------
                         10    Shared Dispositive Power

                                                                0
--------------------------------------------------------------------------------
     11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                   5,248,660*
--------------------------------------------------------------------------------
     12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ] (See Instructions)

--------------------------------------------------------------------------------
     13   Percent of Class Represented by Amount in Row (11)

                                     5.8%**
--------------------------------------------------------------------------------
     14   Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------

* Includes options to purchase 5,116,500 shares of Common Stock of the Issuer which are currently exercisable or exercisable within sixty days.

** Based upon 84,910,901 shares of Common Stock of the Issuer outstanding as of February 20, 2004.

CUSIP NO. 44860M801                    13D                     Page 3 of 5 Pages


ITEM 1 SECURITY AND ISSUER

       Security:   Common Stock
       Issuer:     Hybridon, Inc.
                   345 Vassar Street
                   Cambridge, MA  02139

ITEM 2 IDENTITY AND BACKGROUND

       Name:                     Sudhir Agrawal
       Business Address:         Hybridon, Inc.
                                 345 Vassar Street
                                 Cambridge, MA 02139
       Principal Occupation:     President and Chief Scientific Officer
       Name of Corporation:      Hybridon, Inc.
       Principal Business:       Discovery and development of novel therapeutics
                                 using synthetic DNA.
       Address of Corporation:   345 Vassar Street, Cambridge, MA 02139
       Criminal Proceedings:     None
       Civil Proceedings:        None
       Citizenship:              U.S.A.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On May 5, 2003, the Reporting Person exercised a stock option for the purchase of 10,000 shares of Common Stock at an exercise price of $0.50 per share, for an aggregate purchase price of $5,000. The purchase price was paid from the Reporting Person's personal funds.

ITEM 4 PURPOSE OF THE TRANSACTION

       The Reporting Person acquired the stock and options for investment purposes and not for the purpose of acquiring control over the Issuer.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

(a) As a result of the acquisitions described in Item 3, as of February 20, 2004, Sudhir Agrawal beneficially owned 5,248,660(1) shares of Hybridon, Inc. Common Stock representing 5.8%(2) of the class.


----------

(1) Includes options to purchase 5,116,500 shares of Common Stock of the Issuer which are currently exercisable or exercisable within sixty days.

(2) Based upon 84,910,901 shares of Common Stock of the Issuer outstanding as of February 20, 2004.


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CUSIP NO. 44860M801                    13D                     Page 4 of 5 Pages


(b)    Number of shares Sudhir Agrawal has:

       (i) sole power to direct the vote of:               5,248,660(1) shares
       (ii) shared power to direct the vote of:            0 shares
       (iii) sole power to direct the disposition of:      5,248,660(1) shares
       (iv) shared power to direct the disposition of:     0 shares

(c)    Not applicable

(d)    Not applicable

(e)    Not applicable


(1) Includes options to purchase 5,116,500 shares of Common Stock of the Issuer which are currently exercisable or exercisable within sixty days.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       The following chart details the material terms of each stock option held by the Reporting Person:

         Total Number of        Amount Currently Exercisable or                                              Termination
         Options Granted*        Exercisable Within Sixty Days        Exercise Price         Grant Date          Date
      ------------------------ ----------------------------------- ---------------------- ----------------- ----------------
              1,077,263                   1,077,263                        $0.50             9/23/1999        3/16/2005 -
                                                                                                               1/1/2009

                500,000                     500,000                       $1.063              1/1/2000         1/1/2010

                500,000                     500,000                       $1.063              1/1/2001         1/1/2011

              1,950,000                   1,950,000                      $0.5625             3/28/2001         3/28/2011

                381,737                     381,737                       $1.063              4/2/2001         4/2/2011

              2,310,000                     707,500                       $0.825             7/25/2001         7/25/2011

* Excludes exercised and cancelled options.


ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

       Not applicable



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CUSIP NO. 44860M801                    13D                     Page 5 of 5 Pages


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                /s/ Sudhir Agrawal
                                ------------------------------------------------
                                Name: Sudhir Agrawal


Dated: March 1, 2004